1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date October 14, 2004	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

QUALIFIED ACCOUNTANT

The Company is in the process of engaging a suitably qualified candidate to assist the internal accountant of the Company and will apply to the Hong Kong Stock Exchange for a waiver from strict compliance with the requirements set out in Rule 3.24 of the Listing Rules with regard to the appointment of a qualified accountant. The Board will keep the shareholders and the market informed of the progress of the arrangement.

According to Rule 3.24 of the Rules Governing The Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the board of directors (the “Board”) of Aluminum Corporation of China Limited (the “Company”) should have appointed a qualified accountant with the specific qualifications set out in Rule 3.24 of the Listing Rules on or before 30 September 2004.

The Company is in the process of engaging a suitably qualified candidate to assist the internal accountant of the Company and will apply to the Hong Kong Stock Exchange for a waiver from strict compliance with the requirements of Rule 3.24 of the Listing Rules. The Board will use its best endeavour to effect such an arrangement as soon as practicable and will keep the shareholders and the market informed of the progress of the arrangement.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

Made by the order of the Board of Aluminum Corporation of Company Limited the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 13 October 2004

*	For identification only.